[CONSOL ENERGY LETTERHEAD]

March 10, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0405

Re:	CONSOL Energy Inc.

Withdrawal of Registration Statement on Form S-3 (File No. 333-105739)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), CONSOL Energy Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-3 (File No. 333-105739) and all exhibits thereto (collectively, the “Registration Statement”) and credit to the Registrant’s account all fees paid by the Registrant in connection with the filing of the Registration Statement for future use by the Registrant, pursuant to Rule 457(p) promulgated under the Securities Act. The Registration Statement has not been declared effective and no securities have been sold under the Registration Statement. The Registration Statement is a shelf registration statement intended to register an aggregate of $800,000,000 of securities for sale on a continuous or delayed basis pursuant to Rule 415(a)(1)(x) on behalf of the Registrant.

As the Registrant previously disclosed, on January 20, 2004 it completed an internal investigation by a Special Committee of its Board of Directors into allegations raised in an October 2003 letter addressed to the Securities and Exchange Commission (the “Commission”) and received by PricewaterhouseCoopers, the Registrant’s independent auditor. The Special Committee’s Report, supported by the signed report of its independent counsel, stated that the Committee “found no evidence of fraud or malfeasance with respect to any of the matters reviewed.” However, because of the internal investigation PricewaterhouseCoopers was unable to complete, prior to the filing deadline for the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, a review under Statement of Auditing Standards No. 100 (SAS 100) of the unaudited condensed financial statements included in such Form 10-Q. As a result, the Registrant is not eligible to use Form S-3, or pursuant to Rule 415(a)(1)(x), to offer securities on a delayed or continuous basis. Therefore, the Registrant respectfully requests that the Registration Statement be withdrawn.

If you have any questions with respect to this matter, please contact the Registrant’s counsel, Steven Wasserman, Esq. of Piper Rudnick LLP, at (212) 835-6148.

Sincerely,

CONSOL Energy Inc.

By: /s/ William J. Lyons

        William J. Lyons

        Senior Vice President and

        Chief Financial Officer